Exhibit 16.3

(On KPMG Letterhead)

July 6, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cotelligent, Inc. (the Company) and, under the date of April 8, 2004, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2003 and 2002. On June 30, 2004, our appointment as principal accountants was terminated. We have read the Company’s statements included under Item 4 of its Form 8-K dated June 30, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the second and third sentence of the first paragraph and the sixth and eighth paragraphs in the Company’s Form 8-K.

Very truly yours,

/s/ KPMG LLP